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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )*




                              Geneva Steel Company
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   372252-10-6
                          ----------------------------
                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages

  CUSIP No. 372252-10-6                             Page   2   of   5   Pages

                                       13G

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Robert J. Grow
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                      5     SOLE VOTING POWER

                               997,048
     NUMBER OF      ------------------------------------------------------------
       SHARES         6     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                 15,500**
         EACH       ------------------------------------------------------------
     REPORTING        7     SOLE DISPOSITIVE POWER
       PERSON
         WITH                  997,048
                    ------------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER

                               15,500**
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,012,548
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            6.7%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
                                  **SEE ITEM 4.

  CUSIP No. 372252-10-6                             Page   3   of   5   Pages

                                       13G



Item 1.

      (a)   Name Issuer: Geneva Steel Company (the "Company")

      (b) Address of Issuer's Principal Executive Offices: 10 South Geneva Road, Vineyard, Utah 84058


Item 2.

      (a)   Name of Person Filing: Robert J. Grow

      (b) Address of Principal Business Office or, if none, Residence: 10 South Geneva Road, Vineyard, Utah 84058

      (c)   Citizenship:  United States

      (d)   Title of Class of Securities:  Common Stock, No Par Value

      (e)   CUSIP Number: 372252-10-6


Item 3.

            This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b).


Item 4. Ownership

      As of December 31, 1997, Mr. Grow was the beneficial owner of 997,048 shares of the Company's Class A Common Stock. In addition, the spouse of Mr. Grow owned, as of such date, 15,500 shares of Class A Common Stock which may be deemed to be beneficially owned by Mr. Grow. Mr. Grow disclaims beneficial ownership of the shares owned by his spouse. If the shares owned by Mr. Grow's spouse are included with the shares beneficially owned by him (a total of 1,012,548 shares), all such shares represented 6.7% of the outstanding Class A Common Stock as determined by Rule 13d-3 under the Securities Exchange Act of 1934. Mr. Grow beneficially held all shares, other than the shares owned by his spouse, individually with sole voting and investment power. Mr. Grow may be deemed to have shared voting and investment power with respect to the shares owned by his spouse.

      The number of shares beneficially owned by Mr. Grow reported above includes 885,532 shares of Class A Common Stock that Mr. Grow had the right to acquire upon the conversion of 8,855,319 shares of the Company's Class B Common Stock at the rate of ten shares of Class B Common Stock for one share of Class A Common Stock. In addition, the number of shares reported above includes options to purchase 101,100 shares of Class A Common Stock, which options are either currently exercisable or exercisable within the next 60 days.

  CUSIP No. 372252-10-6                             Page   4   of   5   Pages

                                       13G



Item 5. Ownership of Five Percent or Less of a Class

            This statement is not being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities.


Item 6. Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.


Item 8. Identification and Classification of Members of the Group

      Not applicable.


Item 9. Notice of Dissolution of Group

      Not applicable.


Item 10.    Certification

      Not applicable.

  CUSIP No. 372252-10-6                             Page   5   of   5   Pages

                                       13G


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          DATED:  February 4, 1998



                                          /s/ ROBERT J. GROW
                                          --------------------------------
                                          Robert J. Grow